Exhibit 99.4
Supplemental Note Entitled “Reconciliation to United States Generally Accepted Accounting Principles”

Reconciliation to United States Generally
Accepted Accounting Principles
NEUROCHEM INC.
Year ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal Québec H3A 03A
AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
To the Board of Directors of Neurochem Inc.
Under date of February 8, 2006 (except as to note 22 (b), which is as of February 16, 2006), we reported on the consolidated balance sheets of Neurochem Inc. (the “Company”) as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2005 and 2004, for the six-month period ended December 31, 2003, and for the period from inception (June 17, 1993) to December 31, 2005. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the accompanying supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles”. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004, for the six-month period ended December 31, 2003, and for the period from inception (June 17, 1993) to December 31, 2005.
Chartered Accountants
Montréal, Canada
February 8, 2006
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
The audited consolidated financial statements of the Company as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004, for the six-month period ended December 31, 2003 and for the period from inception (June 17, 1993) to December 2005 (the “2005 Consolidated Financial Statements”), as well as the unaudited interim financial statements as at September 30, 2006 and for the nine-month periods ended September 30, 2006 and 2005 (the “2006 Interim Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The following note, which should be read in conjunction with the 2005 Consolidated Financial Statements and the 2006 Interim Financial Statements, provides a reconciliation to generally accepted accounting principles as applied in the United States (“U.S. GAAP”) and the additional disclosures required for the presentation of the financial statements in accordance with U.S. GAAP and SEC rules and regulations.
(a) Consolidated statements of operations:
The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	Nine-month	Nine-month			Six-month	Cumulative
	period ended	period ended	Year ended	Year ended	period ended	since
	September 30,	September 30,	December 31,	December 31,	December 31,	inception of
	2006	2005	2005	2004	2003	operations

	(Unaudited)	(Unaudited)

Net loss in accordance with Canadian GAAP	$(56,028)	$(56,738)	$(72,366)	$(52,399)	$(16,773)	$(255,631)

Adjustments for:
Stock-based compensation costs: (1)
Canadian GAAP	2,996	3,930	4,795	4,038	—	11,829
U.S. GAAP	(3,031)	—	—	(8)	(8)	(5,014)
Long-term investment (2)	—	—	—	(1,730)	(771)	—
Sale leaseback (4)	(447)	—	(201)	—	—	(648)

Net loss in accordance with U.S. GAAP	$(56,510)	$(52,808)	$(67,772)	$(50,099)	$(17,552)	$(249,464)

Loss per share under U.S. GAAP:
Basic and diluted	$(1.46)	$(1.54)	$(1.93)	$(1.66)	$(0.65)

Weighted average number of shares:
Basic	38,589,402	34,288,153	35,104,342	30,156,194	26,813,836
Diluted	38,589,402	35,957,177	36,485,971	34,545,199	31,290,776

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(b) Consolidated Shareholders’ Equity:
A reconciliation of shareholders’ equity items in accordance with Canadian GAAP with U.S. GAAP is as follows:
(i) Share capital:

	September 30,	December 31,	December 31,
	2006	2005	2004

	(Unaudited)

Share capital, Canadian GAAP	$270,793	$260,968	$175,855

Adjustments for:
Stock-based compensation (1)	(943)	(943)	(435)
Share issue costs (3)	(16,482)	(16,482)	(11,527)

Share capital, U.S. GAAP	$253,368	$243,543	$163,893

(ii) Additional paid-in capital:

	September 30,	December 31,	December 31,
	2006	2005	2004

	(Unaudited)

Additional paid-in capital, Canadian GAAP	$12,920	$10,052	$5,765

Adjustments for:
Stock-based compensation (1)
Canadian GAAP — current reversed	(12,920)	(10,052)	(5,765)
U.S. GAAP — current	2,903	—	8
Cumulative effect of prior years	1,709	1,709	1,701

Additional paid-in capital, U.S. GAAP	$4,612	$1,709	$1,709

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(b) Consolidated Shareholders’ Equity (continued):
(iii) Deficit:

	September 30,	December 31,	December 31,
	2006	2005	2004

	(Unaudited)

Deficit, Canadian GAAP	$(276,776)	$(220,748)	$(140,926)

Adjustments for:
Stock-based compensation (1):
Canadian GAAP — cumulative effect of prior years reversed	10,995	6,200	2,162
Canadian GAAP — current year reversed	2,996	4,795	4,038
U.S. GAAP — current year	(3,031)	—	(8)
Cumulative effect of prior years	(1,709)	(1,709)	(1,701)
Sale leaseback (4)	(648)	(201)	—

	8,603	9,085	4,491

Long-term investment (2)	—	—	(2,501)

Share issue expenses (3)	16,482	16,482	11,527

Deficit, U.S. GAAP	$(251,691)	$(195,181)	$(127,409)

(1) Stock-based compensation:
Prior to January 1, 2006:
Employees
For U.S. GAAP purposes, the Company elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference, if any, between the quoted market price of the stock as at the grant date and the amount the individual must pay to acquire the stock. The Company recorded compensation expense of nil in 2005 (December 31, 2004 — $8) in respect of options granted to employees prior to the Company’s initial public offering at prices other than the quoted market price at date of grant.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(b) Consolidated Shareholders’ Equity (continued):
(iii) Deficit (continued):
(1) Stock-based compensation (continued):
Prior to January 1, 2006 (continued):
Employees (continued)
For Canadian GAAP purposes, the Company adopted the fair value method of accounting for stock options granted to employees effective January 1, 2004 (see note 3 (a) to the 2005 Consolidated Financial Statements).
Fair-value method
U.S. GAAP requires disclosure of the pro forma net loss using the fair value method of accounting for stock options granted to employees. The U.S. GAAP calculation presented hereafter considers options granted prior to the effective date of the Canadian GAAP requirements. If the fair value based accounting method under FAS 123 had been used to account for stock-based compensation costs relating to options issued to employees, the net loss and related loss per share figures under U.S. GAAP would have been as follows:

				Cumulative
				since
			Six-month	inception of
	Year ended	Year ended	period ended	operations to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005

Reported net loss,
U.S. GAAP	$(67,772)	$(50,099)	$(17,552)	$(192,954)

Add: Stock-based employee compensation expense determined under the intrinsic value method included in reported net earnings, net of related taxes of nil	—	8	8	1,983
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related taxes of nil	(1,681)	(1,701)	(1,744)	(8,946)

	$(69,453)	$(51,792)	$(19,288)	$(199,917)

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(b) Consolidated Shareholders’ Equity (continued):
(1) Stock-based compensation (continued):
Fair-value method (continued)

			Six-month
	Year ended	Year ended	period ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Loss per share (U.S. GAAP)

Basic:
As reported	$(1.93)	$(1.66)	$(0.65)
Pro forma	(1.98)	(1.72)	(0.72)

Diluted:
As reported	(1.93)	(1.66)	(0.65)
Pro forma	(1.98)	(1.72)	(0.72)

The weighted average fair value of each option granted was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Nine-month	Nine-month			Six-month
	period ended	period ended	Year ended	Year ended	period ended
	September 30,	September,	December 31,	December 31,	December 31,
	2006	2005	2005	2004	2003

	(Unaudited)	(Unaudited)

Risk-free interest rate	4.18%	3.86%	3.86%	3.82%	4.30%
Expected volatility	60%	58%	58%	43%	36%
Expected life in years	7	7	7	7	7
Expected dividend yield	nil	nil	nil	nil	nil

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(b) Consolidated Shareholders’ Equity (continued):
(1) Stock-based compensation (continued):
The following table summarizes the weighted average grant date fair value per share for options granted:

		Weighted
		average
		grant date
	Number of	fair value
	options	per share

Periods ended:
September 30, 2006 (unaudited)	402,000	$10.46
September 30, 2005 (unaudited)	311,000	12.78
December 31, 2005	318,500	12.77
December 31, 2004	797,000	12.83
December 31, 2003	342,000	9.93

Effective January 1, 2006
For U.S. GAAP purposes, the Company adopted Statement of Financial Accounting Standards (SFAS) 123R (“SFAS 123R”), Share-based Payment, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Company adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date. Previously, the Company elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(b) Consolidated Shareholders’ Equity (continued):
(1) Stock-based compensation (continued):
Effective January 1, 2006 (continued)
Additional disclosures for the nine-month period ended September 30, 2006 required under SFAS 123R are as follows:

	Options outstanding				Non-vested options
		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Number	price	expiration	value	Number	fair value

Outstanding, December 31, 2005	2,309,958	$16.78	7.6		1,138,287	$10.75
Cancelled or expired	(22,635)	16.96	8.2		(21,468)	9.19
Exercised	(69,866)	4.64	5.6		(9,613)	2.70
Granted	402,000	16.53	9.5		402,000	10.46
Vested	—	—	—		(256,373)	9.96

Outstanding, September 30, 2006	2,619,457	$17.06	7.2	$9,063	1,252,833	$10.91

Options exercisable	1,366,624	$14.94	6.4	$7,626	N/A	$ N/A

The Company has a policy of issuing new shares to satisfy share option exercises.
The aggregate intrinsic value represents the pre-tax intrinsic value based on the Company’s closing stock price at September 30, 2006 of $20.52, which would have been received by option holders had they exercised their options at that date.
At September 30, 2006, the unrecognized compensation costs related to non-vested options were $12,302 and the remaining weighted average recognition period was 3.3 years.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(b) Consolidated Shareholders’ Equity (continued):
(2) Long-term investment:
For U.S. GAAP purposes, the Company’s long-term investment was considered a variable interest entity (VIE) as defined in FIN46R, Consolidation of Variable Interest Entities, as of January 1, 2004. An enterprise consolidates a VIE if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the VIE’s expected returns if they occur, or both. For Canadian GAAP, similar guidance was adopted January 1, 2005.
(3) Share issue costs:
For U.S. GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.
(4) Sale-leaseback:
For Canadian GAAP purposes, the Company recorded the sale of facilities in November 2005 which were leased back by the Company, as a sale-leaseback transaction, with the resulting gain deferred and recognized over the lease term. Under U.S. GAAP, the Company’s option to purchase the property represents continuing involvement in the property and, consequently, the transaction is precluded from sale-leaseback accounting. As a result, the sale and deferred gain on the transaction are not recognized in U.S. GAAP. The sale proceeds are recognized as a liability and the property continues to be shown as an asset until the conditions for sales recognition are met. Lease payments, exclusive of an interest portion recognized under the interest method, decrease the liability over the term.
Under U.S. GAAP, the following additional disclosures, related to property and equipment and long-term debt, are required:

			September 30,
			2006

		Accumulated	Net book
	Cost	depreciation	value

			(Unaudited)
Land	$1,646	$—	$1,646
Building	9,493	1,261	8,232

	$11,139	$1,261	$9,878

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(b) Consolidated Shareholders’ Equity (continued):
(4) Sale-leaseback (continued):

			December 31,
			2005

		Accumulated	Net book
	Cost	depreciation	value

Land	$1,646	$—	$1,646
Building	9,493	823	8,670

	$11,139	$823	$10,316

	September 30,	December 31,
	2006	2005

	(Unaudited)
Finance obligation, bearing interest at 5.4% per annum, repayable in equal monthly instalments of principal interest of $213, with scheduled annual increases of 2.5% in this amount in December 2006 and the next four years thereafter, followed by an annual increase of 3% in December 2009 and each of the 10 years thereafter	$31,253	$31,901

Less current portion	878	876

	$30,375	$31,025

Scheduled future repayments of the finance obligation as at December 31, 2005 in the next five years are as follows:

2006	$876
2007	990
2008	1,112
2009	1,242
2010	1,384
Thereafter	26,297

$31,901

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(c) Consolidated comprehensive income:
FAS 130, Reporting Comprehensive Income, requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders’ equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on securities. There were no adjustments to the net loss, U.S. GAAP, required to reconcile to the comprehensive loss.
(d) Other disclosures required by U.S. GAAP:
(i) Debt and equity investments:
In accordance with FAS 115, Accounting for Certain Investments in Debt and Equity Securities, the Company’s marketable securities are classified as held-to-maturity and the amortized cost, gross unrealized holding gains, unrealized holding losses and fair value by security-type were as follows:
At December 31, 2005

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Fair
	cost	gains	losses	value

Commercial paper	$63,709	$—	$(23)	$63,686

At December 31, 2004

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Fair
	cost	gains	losses	value

Commercial paper	$21,966	$—	$(2)	$21,964

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(d) Debt and equity investments (continued):
(ii) Supplementary information:
Under U.S. GAAP and SEC rules, separate disclosure is required for the following statement of operations item reported under Canadian GAAP. There is no similar requirement under Canadian GAAP.

	Nine-month	Nine-month			Six-month
	period ended	period ended	Year ended	Year ended	period ended
	September 30,	September 30,	December, 31	December 31,	December 31,
	2006	2005	2005	2004	2003

	(Unaudited)	(Unaudited)

Rental expense	$2,525	$143	$594	$553	$343

Under U.S. GAAP, separate disclosure is required of the accounting policy for legal costs expected to be incurred in connection with a SFAS 5, Accounting for Contingencies, loss contingency. The Company expenses these costs as incurred.
(iii) Classification of stock-based compensation:
Under U.S. GAAP, the total stock-based compensation cost reported under Canadian GAAP as a separate line item would be reclassified to the following captions under U.S. GAAP:

	Nine-month	Nine-month
	period ended	period ended	Year ended	Year ended
	September 30,	September 30,	December 31,	December 31,
	2006	2005	2005	2004

	(Unaudited)	(Unaudited)
Research and development	$615	$459	$619	$272
General and administrative	2,381	3,471	4,176	3,766

	$2,996	$3,930	$4,795	$4,038

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(d)	Other disclosures required by U.S. GAAP (continued):
(iv)	Development stage company:

The Company is a development stage enterprise as defined in FAS 7 and the following additional disclosures are provided.

The statement of shareholders’ equity since date of inception under U.S. GAAP is presented below:

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Period ended October 14, 1994:
Shares issued for cash	850,000	—	—	—	400,000	546	—	—	$—	$—	$546
Net loss								—		(551)	(551)

Balance, October 14, 1994	850,000	—	—	—	400,000	546	—		—	(551)	(5)

Period ended September 30, 1995:
Shares issued for cash	—	—	—	—	600,000	811	—	—	—	—	811
Net loss										(1,787)	(1,787)

Balance, September 30, 1995	850,000	—	—	—	1,000,000	1,357	—	—	—	(2,338)	(981)

Year ended September 30, 1996:
Shares issued for cash	—	—	—	—	—	—	5,595,001	10,071	—	—	10,071
Shares issued for services	275,076	41	—	—	—	—	—	—	—	—	41
Share issue costs	—	—	—	—	—	—	—	(217)	—	—	(217)
Net loss										(2,169)	(2,169)

Balance, September 30, 1996	1,125,076	41	—	—	1,000,000	1,357	5,595,001	9,854	—	(4,507)	6,745

Year ended September 30, 1997:
Net loss										(2,391)	(2,391)

Balance, September 30, 1997	1,125,076	41	—	—	1,000,000	1,357	5,595,001	9,854	—	(6,898)	4,354

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(d)	Other disclosures required by U.S. GAAP (continued):
(iv)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under U.S. GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, September 30, 1997 brought forward	1,125,076	41	—	—	1,000,000	1,357	5,595,001	9,854	$—	$(6,898)	$4,354

Year ended September 30, 1998:
Conversion into Class A shares	—	—	6,595,001	11,211	(1,000,000)	(1,357)	(5,595,001)	(9,854)	—	—	—
Shares issued for cash	—	—	3,138,770	10,201	—	—	—	—	—	—	10,201
Exercise of options	5,500	2	—	—	—	—	—	—	—	—	2
Share issue costs	—	—	—	(550)	—	—	—	—	—	—	(550)
Net loss	—	—	—	—	—	—	—	—	602	(6,824)	(6,222)

Balance, September 30, 1998	1,130,576	43	9,733,771	20,862	—	—	—	—	602	(13,722)	7,785

Period ended June 30, 1999:
Shares issued for cash	—	—	1,483,224	5,562	—	—	—	—	—	—	5,562
Exercise of options	29,314	11	—	—	—	—	—	—	—	—	11
Share issue costs	—	—	—	(106)	—	—	—	—	—	—	(106)
Net loss	—	—	—	—	—	—	—	—	303	(3,887)	(3,584)

Balance, June 30, 1999	1,159,890	54	11,216,995	26,318	—	—	—	—	905	(17,609)	9,668

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(d)	Other disclosures required by U.S. GAAP (continued):
(iv)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under U.S. GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 1999 brought forward	1,159,890	54	11,216,995	26,318	—	—	—	—	$905	$(17,609)	$9,668

Year ended June 30, 2000:
Shares issued for cash	180,723	750	63,442	238	—	—	—	—	—	—	988
Exercise of options	12,177	4	—	—	—	—	—	—	—	—	4
Exercise of warrants	—	—	111,467	362	—	—	—	—	—	—	362
Conversion of Class A shares	11,391,904	26,918	(11,391,904)	(26,918)	—	—	—	—	—	—	—
Initial public offering	3,878,787	32,000	—	—	—	—	—	—	—	—	32,000
Share issue costs	—	(2,739)	—	—	—	—	—	—	—	—	(2,739)
Net loss	—	—	—	—	—	—	—	—	334	(5,915)	(5,581)

Balance June 30, 2000	16,623,481	56,987	—	—	—	—	—	—	1,239	(23,524)	34,702

Year ended June 30, 2001:
Exercise of over-allotment option	581,818	4,800	—	—	—	—	—	—	—	—	4,800
Shares issued for cash	321,035	3,807	—	—	—	—	—	—	—	—	3,807
Exercise of options	435,438	205	—	—	—	—	—	—	—	—	205
Exercise of warrants	34,447	79	—	—	—	—	—	—	—	—	79
Share issue expenses	—	(565)	—	—	—	—	—	—	—	—	(565)
Net loss	—		—	—	—	—	—	—	260	(2,947)	(2,687)

Balance, June 30, 2001	17,996,219	65,313	—	—	—	—	—	—	1,499	(26,471)	40,341

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(d)	Other disclosures required by U.S. GAAP (continued):
(iv)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under U.S. GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 2001 brought forward	17,996,219	65,313	—	—	—	—	—	—	$1,499	$(26,471)	$40,341

Year ended June 30, 2002:
Exercise of options	32,125	11	—	—	—	—	—	—	—	—	11
Net loss	—	—	—	—	—	—	—	—	111	(13,586)	(13,475)

Balance, June 30, 2002	18,028,344	65,324	—	—	—	—	—	—	1,610	(40,057)	26,877

Year ended June 30, 2003:
Shares issued for cash	4,000,000	15,148	—	—	—	—	—	—	—	—	15,148
Exercise of warrants	836,644	1,904	—	—	—	—	—	—	—	—	1,904
Exercise of options	618,036	929	—	—	—	—	—	—	—	—	929
Share issue costs	—	(537)	—	—	—	—	—	—	—	—	(537)
Net loss	—	—	—	—	—	—	—	—	83	(19,701)	(19,618)

Balance, June 30, 2003	23,483,024	82,768	—	—	—	—	—	—	1,693	(59,758)	24,703

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(d)	Other disclosures required by U.S. GAAP (continued):
(iv)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under U.S. GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 2003 brought forward	23,483,024	82,768	—	—	—	—	—	—	$1,693	$(59,758)	$24,703

Six months ended December 31, 2003:
Shares issued for cash	5,750,000	84,956	—	—	—	—	—	—	—	—	84,956
Exercise of warrants	106,785	192	—	—	—	—	—	—	—	—	192
Exercise of options	435,318	1,300	—	—	—	—	—	—	—	—	1,300
Share issue costs	—	(6,813)	—	—	—	—	—	—	—	—	(6,813)
Net loss	—	—	—	—	—	—	—	—	8	(17,552)	(17,544)

Balance December 31, 2003	29,775,127	162,403	—	—	—	—	—	—	1,701	(77,310)	86,794

Year ended December 31, 2004:
Exercise of options	545,292	1,490	—	—	—	—	—	—	—	—	1,490
Net loss	—	—	—	—	—	—	—	—	8	(50,099)	(50,091)

Balance, December 31, 2004	30,320,419	163,893	—	—	—	—	—	—	1,709	(127,409)	38,193

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(d)	Other disclosures required by U.S. GAAP (continued):
(iv)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under U.S. GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, December 31, 2004 brought forward	30,320,419	163,893	—	—	—	—	—	—	$1,709	$(127,409)	$38,193

Year ended December 31, 2005
Shares issued for cash	4,000,000	74,495	—	—	—	—	—	—	—	—	74,495
Exercise of warrant	2,800,000	8,764	—	—	—	—	—	—	—	—	8,764
Exercise of options	300,660	1,346	—	—	—	—	—	—	—	—	1,346
Share issue costs	—	(4,955)	—	—	—	—	—	—	—	—	(4,955)
Net loss	—	—	—	—	—	—	—	—	—	(67,772)	(67,772)

Balance, December 31, 2005	37,421,079	243,543	—	—	—	—	—	—	1,709	(195,181)	50,071

Nine months ended September 30, 2006
Shares issued for cash	69,866	453	—	—	—	—	—	—	—	—	453
Exercise of a warrant	1,200,000	9,372	—	—	—	—	—	—	—	—	9,372
Net loss	—	—	—	—	—	—	—	—	2,903	(56,510)	(53,607)

Balance, September 30, 2006 (unaudited)	38,690,945	253,368	—	—	—	—	—	—	$4,612	$(251,691)	$6,289

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(d)	Other disclosures required by U.S. GAAP (continued):
(v)	Recent accounting pronouncements:

Non-monetary transactions:

In June 2005, the CICA issued Section 3831, Non-Monetary Transactions, which introduces new requirements for non-monetary transactions entered into on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. As this standard is to be implemented for non-monetary transactions entered into on or after January 1, 2006, the impact of adoption of this standard will depend upon future non-monetary transactions.

Financial instruments:

On January 1, 2007, the Company will adopt CICA Handbook section 1530, Comprehensive income, CICA Handbook section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook section 3865, Hedges. The Company is currently evaluating the impact of the adoption of these new standards on its consolidated financial statements.

Share-based payment:

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123R”), which requires an entity to recognize in the income statement the grant date fair value of stock options and other equity-based compensation issued to employees. FAS 123R eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic method of accounting in APB Opinion No. 25, Accounting for Stock Issued to Employees, which was permitted under Statement of Financial Accounting Standards No. 123 (“FAS 123”), as originally issued. Entities that adopt the fair value-based method of accounting must use either the modified prospective or modified retrospective transition method. FAS 123R is similar to Section 3870 of the CICA Handbook (see note 3 (a) to the 2005 Consolidated Financial Statements), but is not required to be adopted by the Company, under U.S. GAAP, until January 1, 2006. See paragraph (b)(i), “Stock-based compensation — effective January 1, 2006”.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)
(d)	Other disclosures required by U.S. GAAP (continued):
(v)	Recent accounting pronouncements (continued):

Accounting for uncertainty in income taxes:

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This FASB interpretation is effective for the Company beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to materially impact its financial statements.